[LETTERHEAD OF SHANDA INTERACTIVE ENTERTAINMENT LIMITED]

November 30, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Shanda Interactive Entertainment Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 000-50705

Dear Messrs. Gilmore and Edgar:

Set forth below is the response of Shanda Interactive Entertainment Limited (the “Company”) to the comment contained in the letter dated November 16, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”).

The Staff’s comment is repeated below, followed by the Company’s response to the comment.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to the Consolidated Financial Statements

Note 4. Principal Accounting Policies

(2) Consolidation, page F-17

1.
We note your response to prior comment 6 that the fees under the Exclusive Technology Consulting and Service Framework Agreements are determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. Please tell us your basis in determining whether your PRC subsidiaries (“WFOEs”) receive substantially all of the economic benefits of the PRC operating companies (“VIEs”) in the form of service fees, including whether the WFOEs have the unilateral right to determine the amount of the service fees charged to the VIEs, in your determination that your WFOEs are the primary beneficiaries of the VIEs.

The Company respectfully advises the Staff that under the Exclusive Technology Consulting and Service Framework Agreements, the WFOEs are the sole and exclusive providers of technology supporting and other services for the VIEs. Pursuant to these framework agreements, the WFOEs and VIEs from time to time enter into supplemental agreements in order to transfer the economic benefits (in the form of services fees) of the VIEs. Although the service fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services, given the fact that the WFOEs have effective control over the management and the board of directors of the VIEs, the Company believes that the WFOEs have the unilateral right to determine (i) when to enter into a supplemental agreement, (ii) the scope and complexity of the technology to be involved and the content and duration of the services to be provided under such supplemental agreement, and, as a result, (iii) the service fees they see fit to be charged to the VIEs. The Company monitors the status of such service fee charge on a regular basis and adjusts the number and timing of the supplemental agreements to be entered into as well as the scope, complexity and duration of the technology and/or services to be provided to ensure that substantially all of the economic benefits of the VIEs in the form of service fees be transferred to the WFOEs. As a result, the Company believes that the WFOEs are the primary beneficiaries of the VIEs.

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Should you have any questions or would like to obtain additional information with respect to the response above, please do not hesitate to contact me by email at gracewu@snda.com or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368 or by email at james.lin@davispolk.com.

Sincerely, /s/ Grace Wu Grace Wu Chief Financial Officer

cc:           James C. Lin
Davis Polk & Wardwell LLP